

Mail Stop 3233

May 3, 2016

Via E-mail
Mr. Scott A. Estes
Chief Financial Officer
Welltower Inc.
4500 Dorr Street
Toledo, Ohio 43615

> **Re: Welltower Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 1-08923**

Dear Mr. Estes:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 65 to 66

1. In arriving at Funds from operations, you start with Net income attributable to common stockholders. As a result, it appears Funds from operations is actually Funds from operations attributable to common stockholders instead of all equity stockholders. In future periodic filings please re-title "FFO" to the more appropriate "FFO attributable to common stockholders".

Notes to Consolidated Financial Statements

2. Accounting Policies and Related Matters

Investment in Unconsolidated Entities, page 80

2. Please tell us your basis in U.S. GAAP for recording your investments in unconsolidated entities based on the estimated fair value of the assets prior to sale of interests in the entity.

7. Investments in Unconsolidated Entities, page 89

3. Please clarify for us why appreciation of the underlying properties and transaction costs will result in a basis difference of your joint venture investments. Within your response, please reference the authoritative accounting literature management relied upon.

16. Disclosure about Fair Value of Financial Instruments

Items Measured at Fair value on a Recurring Basis, page 99

4. We note your disclosure of the $58 million gain related to your option to acquire an ownership interest in Genesis Healthcare. Please tell us how you calculated this gain upon the merger event in February 2015 between Genesis Healthcare and Skilled Healthcare Group. Additionally, tell us when your option to acquire an ownership interest in Genesis Healthcare was net settled and what was received in such settlement. Further, please tell us how you accounted for this derivative asset prior to February 2015; in this regard, please address how you valued this derivative asset and where you recorded it. Within your response, please reference the authoritative accounting literature management relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Scott A. Estes
Welltower Inc.
May 3, 2016
Page 3

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
  Commodities